Exhibit 19.1
KITE REALTY GROUP TRUST

Policy on Inside Information and Insider Trading
A.Background/Purpose
Under federal and state securities laws, it is illegal to purchase or sell securities of Kite Realty Group Trust (the “Company”) while in possession of material, non-public information related to, affecting or regarding the Company or its subsidiaries (such information, “Inside Information”), or to disclose Inside Information to others who then trade in the securities of the Company. Insider trading violations are pursued vigorously by the Securities and Exchange Commission (the “SEC”) and other governmental agencies and can result in severe penalties. While the regulatory authorities usually concentrate their efforts on the individuals who trade, or who tip Inside Information to others who trade, the federal securities laws also impose potential liability on companies and other “controlling persons” if they fail to take reasonable steps to prevent insider trading by company personnel.
The Company has adopted this Policy on Inside Information and Insider Trading (this “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help the Company’s personnel and its external advisors avoid violating insider trading laws.
B.Applicability of Policy
1.Covered Persons
This Policy applies to the following people (collectively, “Covered Persons”):
•all officers of the Company and its subsidiaries;
•all members of the Board of Trustees of the Company (“Trustees”);
•all employees of the Company and its subsidiaries;
•any family members or persons that reside in the same household as any of the foregoing persons; and
•any other person whose transactions in Company securities are directed by the foregoing persons, including any trust, partnership, corporation or other entity over which such persons have investment control.
The failure of any person subject to this Policy to observe and strictly adhere to the policies and procedures set forth herein at all times will be grounds for disciplinary action, up to and including dismissal. To ensure that Company confidences are protected to the maximum extent possible, no individuals other than specifically authorized personnel may release material information to the public or respond to inquiries from the media, analysts or others outside the Company, as set forth in the Company’s Public Disclosure Policy.

All consultants and outside advisors assisting the Company on sensitive matters are expected to abide by the Policy, although the Company assumes no responsibility with respect to the actions of persons who are not under its direct control.
2.Restricted Persons
Certain Covered Persons are more likely to have access to Inside Information regarding the Company because of their positions or affiliations with the Company and, as a result, their trades are more likely to be subject to greater scrutiny. Accordingly, such persons are subject to additional restrictions on their ability to engage in purchase or sale transactions involving the Company’s securities (see Section D.1 (Blackout Period) and Section D.3 (Pre-Clearance) of this Policy). The following people are referred to as “Restricted Persons” (in addition to being Covered Persons):
•all Trustees;
•all executive officers of the Company and its subsidiaries;
•all key employees of the Company and its subsidiaries set forth on Schedule A hereto (as may be amended from time to time by the Compliance Officer); and
•any family members or persons that reside in the same household as any of the foregoing persons.
3.Covered Transactions
This Policy applies to all transactions in the Company’s securities, including common shares (including any securities that are exercisable for, or convertible or exchangeable into, common shares, including units of limited partnership interest) and any other securities the Company may issue from time to time whether or not pursuant to any benefit plan adopted by the Company.
For purposes of this Policy, the Company considers transactions between Covered Persons and the Company with respect to grants under any Company equity incentive plan (or, to the extent applicable, granted outside such plan) to be exempt from this Policy. Such transactions include, without limitation, the following:
•the exercise of options for cash;
•the exercise of options on a “net exercise” basis pursuant to which an optionee either (i) delivers outstanding common shares to the Company or (ii) authorizes the Company to withhold from issuance common shares issuable upon exercise of the option, in either case, having a fair market value on the date of exercise equal to the aggregate exercise price; or
•the forfeiture to the Company of restricted common shares or share units to cover withholding tax obligations.

Thus, restrictions contained in this Policy would apply to the sale of the Company’s securities in the open market to pay the exercise price of an option and to the “cashless exercise” effected through a broker or “same day sale” of an option. In addition, any sale of the underlying securities acquired upon the exercise of an option is subject to the Policy. This Policy does not apply to the granting of options or other equity awards. Furthermore, bona fide gifts of securities (including transfers of Company securities made to trusts for estate planning purposes) are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company’s securities while the person making the gift is aware of material nonpublic information, provided that Covered Persons must still pre-clear the transaction as described in Section D.3 below (“Specific Policies—Pre-clearance”).
In addition to the other restrictions set forth in this Policy, all Covered Persons and any of their respective designees are strictly prohibited at all times from purchasing financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, exchange funds and call or put options) or otherwise engaging in transactions that are designed to or have the effect of hedging or offsetting any decrease in the market value of equity securities of the Company or any of its subsidiaries (including, but not limited to, short sales and using margin accounts) granted to the Covered Person by the Company as compensation or otherwise held, directly or indirectly, by the Covered Person, except as otherwise approved by the Trustees of the Company.
If you are unsure whether a particular transaction is prohibited under this Policy, you should consult with the Company’s Compliance Officer prior to engaging in, or entering into, an agreement, understanding or arrangement to engage in, such transaction.
C.General Policy
No Covered Person who is in possession of Inside Information may, either directly or indirectly (including, without limitation, through a family member, friend or entity in which such Covered Person or any of his or her family members is a director, trustee, officer or controlling equity holder or beneficiary), (i) purchase or sell the Company’s securities, (ii) engage in any other action to take advantage of Inside Information or (iii) provide Inside Information to any other person outside of the Company, including family and friends.
In addition, Covered Persons may not purchase or sell any securities of any other company, such as a lender, possible acquisition target or competitor of the Company, when in possession of material non-public information concerning any such other company obtained in the course of his or her employment with, or service to, the Company or any of its subsidiaries.
D.Specific Policies
1.Black-out Periods
Restricted Persons are prohibited from trading in the Company’s securities during the period beginning on the close of market on the last day of each fiscal quarter and ending after one full trading day following public disclosure of the financial results for that quarter or the full year.

Quarter	Blackout Period Begins	Blackout Period Ends
1	April 1	After one full trading day after Q1 earnings are publicly released (typically late April)
2	July 1	After one full trading day after Q2 earnings are publicly released (typically late July)
3	October 1	After one full trading day after Q3 earnings are publicly released (typically late October)
4	January 1	After one full trading day after Q4 earnings are publicly released (typically late February)
In addition, from time to time, the Company may impose special black-out periods on Restricted Persons and other employees of the Company if, in the judgement of the Compliance Officer, it is likely that such person or persons have become aware of significant corporate developments that have not yet been disclosed to the public, even when trading otherwise may be permitted. In the event that certain Restricted Persons or other employees of the Company become subject to a special black-out period, such persons are prohibited from (i) trading in the Company’s securities and (ii) disclosing to others the fact that they are subject to such special black-out period. These special black-out periods may vary in length and may or may not be broadly communicated to Covered Persons. This restriction does not apply to transactions made under an approved Trading Plan (as defined below). The Company would re-open trading after one full trading day has passed following the date of public disclosure of such significant corporate developments.
2.“Tipping” of Information
Covered Persons may not disclose, convey or “tip” Inside Information to any person by providing them with Inside Information other than to disclose on a “need to know” basis to officers and employees of the Company or outside advisors in the course of performing their duties for the Company. When sharing Inside Information with other officers and employees of the Company or outside advisors, or other persons involved in the business and affairs of the Company, such information should be confined to as small a group as possible. Unlawful tipping includes passing on Inside Information to friends, family members or acquaintances under circumstances that suggest that persons subject to this Policy were trying to help the recipients of such information to make a profit or avoid a loss by trading in the Company’s securities based on such information.
3.Pre-clearance
A Restricted Person must obtain prior clearance from the Compliance Officer, or such person’s designee, before such Restricted Person makes any purchases or sales (or gifts) of the Company’s securities, regardless of whether or not a black-out period is then in effect, and such person must certify that he or she is not in possession of any Inside Information at that time. In evaluating each proposed transaction, the Compliance Officer or such person’s designee will consult as necessary with senior management and outside counsel before clearing any proposed trade.
Clearance of a transaction is valid for no more than the 5-business day period immediately following the day of receipt by the Restricted Person of such clearance. Pre-clearance does not, in any circumstance, relieve anyone of their legal obligation to refrain from trading while in possession of Inside Information. In other words, even if pre-clearance is received, if the requesting person becomes aware of Inside Information or becomes subject to a black-out period, the transaction may not be completed. If clearance is denied, the fact of such denial must be kept confidential by the person requesting such clearance. Restricted Persons do not need to receive pre-clearance for trades pursuant to an approved Trading Plan, but they must receive prior approval before implementing such a plan by the Compliance Officer or such person’s designee.
4.Post-Transaction Notice
The Restricted Persons who have a reporting obligation under Section 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), shall also notify the Compliance Officer or the person designated by the Chief Executive Officer to serve in this role of the occurrence of any purchase, sale or other acquisition or disposition or gift of Company securities as soon as possible following the transaction, but in any event within one business day after the transaction. Such notification may be oral or in writing (including by e-mail) and should include the identity of the Restricted Persons, the type of transaction, the date of the transaction, the number of shares involved and the purchase or sale price (if applicable).
For both the “Pre-clearance” section above and this “Post-Transaction Notice” section, a purchase, sale or other acquisition or disposition or gift shall be deemed to occur at the time the person or entity becomes irrevocably committed to it (for example, in the case of an open market purchase or sale, this occurs when the trade is executed, not when it settles).
5.Trading Plans
     Notwithstanding the prohibition against insider trading, Rule 10b5-l under the Exchange Act (“Rule 10b5-1”) and this Policy permit Restricted Persons to trade in Company securities regardless of their awareness of Inside Information if the transaction is made pursuant to a pre-arranged trading plan (a “Trading Plan”) that (i) meets certain conditions of Rule 10b5-1, (ii) was entered into outside of a black-out period and when the Restricted Person was not in possession of material, non-public information about the Company, and (iii) is operated in good faith. This Policy requires Trading Plans to be written, to specify the amount of, date on, and price at which the Company securities are to be traded or establish a formula for determining such items, and to comply with and be operated in accordance with the conditions of Rule 10b5-1, including the following:

•trades under the Trading Plan, and in certain circumstances, an amended Trading Plan, may not commence until expiration of the “cooling-off period” set forth in Rule 10b5-11;
•the Trading Plan must include representations that (i) the person is not aware of material non-public information about the Company or its securities; and (ii) the person is adopting, or in certain cases amending, the Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;
•no person may have more than one Trading Plan outstanding at any given time, unless otherwise permitted by the limited exceptions of Rule 10b5-1 (such as plans relating to “sell to cover” arrangements intended to satisfy tax withholding obligations upon the vesting of equity awards); and
•no person may have more than one single-trade Trading Plan (a plan designed to effect the open-market purchase or sale of the total amount of securities covered by the plan in a single transaction) within any consecutive 12-month period, unless otherwise permitted by the limited exceptions of Rule 10b5-1.
A Restricted Person who wishes to enter into, amend or terminate (other than by expiration) a Trading Plan must submit the Trading Plan, or the amendment or notice of termination of the Trading Plan, to the Compliance Officer for approval prior to the adoption, amendment or termination of the Trading Plan. Subject to prior approval by the Compliance Officer, a Restricted Person may amend or replace his or her Trading Plan only during periods when trading is permitted in accordance with this Policy and when the Restricted Person was not in possession of material, non-public information about the Company.
Restricted Persons subject to this Policy must promptly report to the Compliance Officer the adoption, amendment or termination of any trading plan that is not a Trading Plan, but that was entered into by a Company Trustee or executive officer at a time they asserted they were not aware of material non-public information about the Company or its securities.
E.Compliance
All Covered Persons must promptly report, in accordance with the procedures set forth in the Company’s Code of Business Conduct and Ethics (including through the use of the Company’s Ethics Hotline described in the Code of Business Conduct and Ethics), any trading in the Company’s securities by any Covered Person, or any disclosure of Inside Information or material non-public information concerning other companies by such Covered Person, that such person has reason to believe may violate this Policy or federal or state securities laws.
Persons in possession of Inside Information when their employment or service terminates may not trade in the Company’s securities until that information has become public or is no longer material.
1 For Trustees and Section 16 officers, such cooling-off period is generally the later of (i) 90 days after execution of the Trading Plan or (ii) two business days following the filing of the Form 10-K or Form 10-Q for the reporting period in which the Trading Plan was executed; for all other insiders, such cooling-off period is 30 days after execution of the Trading Plan.

F.Additional Information
1.What is Inside Information?
“Inside Information” is material information about the Company that is not available to the public. Information generally becomes available to the public when it has been disclosed by the Company or third parties in a press release or another authorized public statement, including any filing with the SEC. In general, information is considered to have been made available to the public after one full trading day has passed since formal release of the information. In other words, there is a presumption that the public needs approximately one complete trading day to receive and absorb such information.
2.What is Material Information?
As a general rule, information about the Company is “material” if it could reasonably be expected to affect someone’s decision to buy, hold or sell the Company’s securities. In particular, information is considered to be material if its disclosure to the public would be reasonably likely to affect (i) an investor’s decision to buy or sell the securities of the company to which the information relates, or (ii) the market price of that company’s securities. While it is not possible to identify in advance all information that will be deemed to be material, some examples of such information would include the following:
•significant changes in financial results and/or financial condition;
•unpublished financial or operating results, positive or negative;
•projections or changes in projections of financial or operating results, upwards or downwards;
•news of major new contracts or possible loss of business;
•dividends or stock splits;
•share redemption or repurchase programs;
•changes in management or control;
•plans or agreements related to significant mergers, acquisitions, reorganizations or joint ventures;
•significant litigation or regulatory developments;
•significant increases or decreases in the amount of outstanding securities or indebtedness;
•write-ups or write-downs of assets or changes in accounting methods;
•a change in the Company’s independent registered public accounting firm;
•the need to restate financial statements;
•impending bankruptcy or liquidity problems;

•actual or projected changes in industry circumstance or competitive conditions that could significantly affect the Company’s revenues, earnings, financial position or future prospects;
•transactions with Trustees, officers or principal security holders; and
•other events or developments that the Company would be required to disclose in a Form 8-K to be filed with the SEC.
It can sometimes be difficult to know whether information would be considered “material.” The determination of whether information is material is almost always clearer after the fact, when the effect of that information on the market can be quantified. Although you may have information about the Company that you do not consider to be material, federal regulators and others may conclude (with the benefit of hindsight) that such information was material. Therefore, trading in the Company’s securities when you possess non-public information about the Company can be risky. When doubt exists, the information should be presumed to be material. If you are unsure whether you are in possession of material, non-public information, you should consult with the Compliance Officer prior to engaging in, or entering into an agreement, understanding or arrangement to engage in, a purchase or sale transaction of any of the Company’s securities.
3.What is the Penalty for Insider Trading?
Trading on Inside Information is a crime. The consequence of insider trading and tipping are severe and may, in some cases, be applied to the Company as well as to the individual who illegally trades or tips. Possible consequences include criminal prosecution with the potential for prison terms and additional fines if convicted, civil penalties, termination of employment and personal embarrassment resulting from adverse publicity.
G.Certification
You must sign, date and return the attached Acknowledgement and Certification (or such other certification as the Compliance Officer may deem appropriate) stating that you have received, read, understand and agree to comply with the Company’s Policy on Inside Information and Insider Trading. The Company may require you to sign such an Acknowledgment and Certification on an annual basis, which Acknowledgment and Certification may be in electronic format. Please note that you are bound by the Policy regardless of whether you sign the Acknowledgment and Certification.
If you have any questions with regard to this Policy, you should consult with the Compliance Officer.
Originally approved by Board of Trustees on November 21, 2016, amended on August 10, 2022 and November 8, 2023.

Schedule A
Restricted Persons
Chairman and Chief Executive Officer
President and Chief Operating Officer
Executive Vice President and Chief Financial Officer
Executive Vice President of Employee Experience
Corporate Secretary, Senior Vice President, Chief Legal Officer
Senior Vice President, Head of Real Estate Legal
Senior Vice President, Chief Accounting Officer
Senior Vice President - Capital Markets, Investor Relations, Finance & Treasurer
Senior Vice President, Development
Senior Vice President, Leasing
Senior Vice President, Property Management
Vice President, Capital Markets/Investor Relations
Vice President, Controller
Vice President, Finance
Vice President, Property Management
Senior Director, SEC Reporting/Technical
Director, Accounting
Director, Capital Markets/Investor Relations
Director, Finance
Director, Property Management & Budgeting/Forecasting
Budget Analysts
Finance Manager
Financial Analysts
Executive Assistance to Chief Executive Officer
Executive Assistant to Chief Operating Officer
Executive Assistant to Chief Financial Officer

KITE REALTY GROUP TRUST
POLICY ON INSIDE INFORMATION AND INSIDER TRADING
ACKNOWLEDGMENT AND CERTIFICATION
I hereby acknowledge and certify that I have received, read, understand and will comply with the Kite Realty Group Trust Policy on Inside Information and Insider Trading.
I understand that my agreement to comply with the Policy on Inside Information and Insider Trading does not constitute a contract of employment.

Please sign here:

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